

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 2, 2009

Mr. Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

> **Re: Exxon Mobil Corporation**
> **Form 8-K**
> **Filed February 17, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-02256**

Dear Mr. Humphreys:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 17, 2009

Exhibit 99

1.   We note that you use the term proved reserves to refer to reserves calculated using your internal definition as well as reserves calculated using the definition found in Rule 4-10(a) of Regulation S-X. In future, when referring to your internal definition of proved reserves, please expand your disclosure to clearly indicate that you are referring to your internal definition of proved reserves to

avoid investor confusion. Additionally, expand your cautionary note to further highlight the use of your internal definition and clearly explain the ways in which it differs from the definition found in Rule 4-10(a) of Regulation S-X.

Long-Term View, page 2

2.   In future, please expand your discussion of your multi-year reserve replacement ratios to also include this information based on a ratio calculated using proved reserves as defined by Rule 4-10(a) of Regulation S-X.

Cautionary Note, page 2

3.   In future, please expand your disclosure to explain how your reserve replacement ratio is calculated.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 2

Project Factors, page 3

4.   We note your disclosure on page 43 that, "As future development projects bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2013. Oil and natural gas output from West Africa, the Caspian region, the Middle East and Russia is expected to increase over the next five years based on current capital project execution plans. Currently, these growth areas account for 39 percent of the Corporation's production. By 2013, they are expected to generate about 50 percent of total volumes. The remainder of the Corporation's production is expected to be sourced from established areas, including Europe, North America and Asia Pacific." Please expand your risk factor discussion to address how the shift in the geographic location of your oil and gas production is expected to impact the nature and the extent of the risks to which you are exposed.

5.   Indicate whether or not your percentage of proved reserves associated with production sharing arrangements will change as a result of the shift in the geographical location of your oil and gas production and explain how this will impact the nature and the extent of the risks to which you are exposed. We note your related disclosure on page 91.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Business Environment and Risk Assessment, page 42

Upstream, page 43

6.   We note the disclosure in this section regarding changes in the geographic mix of your production volumes and the types of opportunities from which volumes will be produced. Elsewhere in your filing you disclose that "A key component of the Corporation's competitive position, particularly given the commodity-based nature of many of its businesses, is ExxonMobil's ability to manage expenses successfully."   Please expand your discussion in this section to explain how changes in the geographical mix of your production volumes and the types of opportunities from which volumes will be produced are expected to impact your expenses.

7.   It appears, based on your disclosures on pages 92 and 93 that as of 2008 greater than 60% of your proved undeveloped oil and gas reserves are located in the Africa, Asia Pacific/Middle East, and Russia/Caspian geographic regions. Please expand your discussion to explain how changes in oil and gas prices impact both the quantities of proved reserves that you report as well as the cash flow that you are able to generate given the terms of the contractual arrangements that govern your interests in these proved reserves.

Liquidity and Capital Resources, page 46

Sources and Uses of Cash, page 46

8.   We note your discussion of expected production declines and investments you plan to make to offset these production declines. Please expand your discussion to address your reserve replacement history and factors and/or trends which are expected to impact your ability to replace reserves in the future. We note that you have disclosed your reserve replacement history in your press releases.

Critical Accounting Policies, page 52

Oil and Gas Reserves, page 52

9.   If the impact of changes in estimated reserve quantities could be material, expand your disclosure to explain that oil and gas reserves are also used to estimate when asset retirement obligations will be settled.

Engineering Comments

Properties, page 6

Net Reserves of Crude Oil and Natural Gas Liquids and Natural Gas at Year-End 2008, page 6

10.   We note your statement, "…the Corporation operates its business with the same view of equity company reserves as it has for reserves from consolidated subsidiaries". In the "Supplemental Information on Oil and Gas Exploration and Production Activities", you reconcile the year to year changes in the proved reserves for your consolidated subsidiaries, as prescribed by FAS 69. In light of your statement above, the fact that you report historical costs for both equity and consolidated entities and the fact that equity reserves comprise 39% of your total proved reserves, please:

- Reconcile to us the changes in your equity reserves from 2007 to 2008 using the geographic areas on page 7 and the applicable line items listed in paragraph 11 of FAS 69;

- Identify your sources for the technical information pertaining to these reserve estimates and your procedures in utilizing such information;

- Explain the degree of control that you exert over equity projects' final investment decision;

- Explain the reasons that your 2008 reserves to production ratio is about 28 and 11 for equity and consolidated volumes, respectively, while the percentage of your total reserves that is developed is 64% for both your equity and consolidated reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director